

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Amanda Fenster
Partner
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

      **Re: Covetrus, Inc.**
          **Amended Schedule 13E-3**
          **Filed August 5, 2022**
          **File No. 005-90857**

          **Revised Preliminary Proxy Statement on Schedule 14A**
          **Filed August 5, 2022**
          **File No. 001-38794**

Dear Ms. Fenster:

      We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your revised preliminary proxy statement.

Amended Schedule 13E-3 filed August 5, 2022

Exhibits

1.    We note you will request confidential treatment for certain portions of these exhibits. Please refile the exhibit index and exhibits that are subject to the confidential treatment request to include the requisite legend. Please note that, once received, we will conduct our review of your request separately.

Amanda Fenster
Weil, Gotshal & Manges LLP
August 10, 2022
Page 2

2.    We note your response to comment 2.  Your response indicates that "Deutsche Bank Securities Inc. ("Deutsche Bank"), UBS Investment Bank ("UBS"), BMO Capital Markets and Mizuho Securities USA LLC served as financial advisors to the CD&R Entities in connection with the transaction."  We further note your representation that those entities did not provide any reports within the meaning of Item 1015 of Regulation M-A.  Note that "reports" for these purposes include oral presentations or engagements with filing parties where information materially related to the going private transaction is provided.  Please confirm that no such oral reports were provided and explain what these three entities did as financial advisors.  To the extent that reports are summarized in the revised proxy statement as a result of this comment, please additionally provide the information required by Item 1015(a) of Regulation M-A as to the three financial advisors, as well as a summary of the reports pursuant to Item 1015(b).

Revised Preliminary Proxy Statement on Schedule 14A filed August 5, 2022

Reasons for the Merger; Recommendation of the Board; Fairness of the Merger, page 32

3.    We note your response to comment 7 indicating that the Board and Transaction Committee did not base their fairness determination on Goldman Sachs' fairness opinion. However, the disclosure on page 34 of the revised proxy statement states that the Transaction Committee and the Board "considered the oral opinion of Goldman Sachs, subsequently confirmed by delivery of its written opinion" in reaching a determination that the Merger is fair and recommending its approval to shareholders. Please revise to adopt the underlying analysis and conclusions as previously requested, or delete the references to the Goldman Sachs opinion in this section. Alternatively, revise the proxy statement disclosure to specifically state that the Goldman Sachs fairness opinion was not relied upon by the Board and Transaction Committee in assessing the fairness of this going private transaction.

General

4.    We note your response to comment 13.  We do not necessarily agree with your analysis or conclusion but have no further comment at this time.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions